UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 26, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐

UBS AG (“UBS”) produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. One of these additional disclosures is presented below, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2009, filed with the SEC on 17 March 2010, as well as UBS’s first quarter 2010 report submitted to the SEC on Form 6-K on 4 May 2010, second quarter 2010 report submitted to the SEC on Form 6-K on 27 July 2010, and third quarter 2010 report submitted to the SEC on 26 October 2010.

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS
	As of
	30.9.2010		30.6.2010
in million	CHF	USD	CHF	USD

Debt

Short term debt issued [1]	87,736	89,305	91,953	93,597

Long term debt issued [1]	143,562	146,130	138,523	141,001

Total debt issued [1]	231,298	235,434	230,476	234,598

Equity attributable to UBS shareholders	47,713	48,566	46,017	46,840

Equity attributable to minority interests [2]	5,578	5,678	7,327	7,458

Total capitalization	284,589	289,679	283,820	288,896

1 Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities.   2 Includes preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.01788 (the exchange rate in effect as of 30 September 2010).

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 26, 2010